December 23, 2004

Mr. Robert S. Littlepage, Jr.
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Regis Corporation
Form 10-K for the year ended June 30, 2004
File No. 0-11230

Dear Mr. Littlepage:

     We have received and reviewed your comment letter dated December 13, 2004 and plan to address each of the comments in the manner discussed below. The main heading of each of your comments, as well as the comment itself, is included below, followed by Regis Corporation’s (Regis or the “Company”) response to each comment.

Form 10-K for the fiscal year ended June 30, 2004

Income Statement, page 49

1.	In accordance with Rule 5-03 of Regulation S-X, revise your consolidated statement of operations so that product sales related to company-owned salons and product sales related to franchise revenues are combined into one line item.

Response

Beginning with our interim period ending December 31, 2004, we will revise our consolidated statement of operations so that product sales related to company-owned salons and product sales related to franchise revenues are combined into one line item.

Note 1 — Business Description and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page 56

2.	You indicate that franchise entities are not within the scope of this interpretation because they are businesses as defined by FIN 46(R). However, paragraph 4h of FIN 46(R) states four conditions that may exist which would disallow an entity from being excluded from the provisions of FIN 46(R) because the entity is a business. For the cases in which you had a financing agreement with the franchisee, explain to us in detail how you determined that none of the four conditions in paragraph 4h existed and provide us with the evaluation that you prepared (as disclosed on page 56). When preparing your response, please address how you considered within your evaluation the following franchisee relationships:

•	On page 66, you indicate within your Future Minimum Lease Payments table that you have reimbursable franchisee leases

•	On page 66, you disclose that the Company is the guarantor on certain equipment lease agreements between the franchisee and the leasing companies.

•	On page 68, you indicate that the Company has a franchise stock purchase plan available to substantially all franchisee employees.

Response

Summary Conclusion

The Company believes that its franchising activities are not within the scope of FIN 46(R), except in a few limited cases, based on the fact that its franchising agreements are best described as “plain vanilla” and contain normal ongoing royalties and “at market” sublease rentals. The Company requires new franchisees to evidence and guarantee enough net worth that results in the franchisee having enough subordinated financial support that the Company clearly would not be the primary beneficiary should the provisions be applied to its franchise agreements. The rationale for this conclusion, along with the few exceptions identified by the Company, is outlined below.

Supporting Background

FIN 46(R) defines financial support as variable interests that will absorb some or all of an entity’s expected losses. The Company has determined that the following variable interests may exist in its franchising arrangements:

•	Ongoing royalty arrangements.

•	Sublease rental arrangements (i.e., reimbursable franchise leases).

•	Note receivable arrangements.

•	Guarantee arrangements.

The Company’s franchising agreement will normally only include ongoing royalties and sublease rentals (i.e., reimbursable franchise leases). In very limited cases, Regis will extend a financing offer to a franchisee in the form of a note receivable. In a few select cases, Regis has guaranteed the franchise entities’ equipment lease payments. However, the practice of entering into guarantees of equipment lease payments was ceased by the Company over two years ago.

Regis’ limited number of guarantees and note receivable arrangements are generally with large franchisees with significant financial resources who already own multiple salons. The arrangements are entered into to stimulate growth, not to sustain current operations.

Paragraph 4h of FIN 46(R) states that an entity that is deemed to be a business, as defined, is not within the scope of FIN 46(R) unless one or more of four conditions are met. Conditions 4h(1) and 4h(4) do not merit consideration in the Company’s analysis due to the nature of the relationships being considered. Conditions 4h(2) and 4h(3) were considered by the Company, as they impact whether a franchise entity is subject to the provisions of FIN 46(R). Conditions 4h(2) and 4h(3) are as follows:

4h(2)	Substantially all of the activities of the entity involve or are conducted on behalf of the reporting enterprise and its related parties.
4h(3)	The reporting enterprise and its related parties provide more than half of the equity, subordinated debt or other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

These conditions attempt to address (i) those entities that have narrow business purposes because they were designed to complement the reporting enterprise’s operating or financing activities or (ii) those situations where a party has significant financial support with an entity that would imply the party has effective control, rather than voting control, over an entity and holds the residual risks and rewards of ownership. When assessing these criteria, the Company first considered whether any related parties exist that need to be considered. The Company then (i) qualitatively considered the nature of a franchise entity’s activities and its decision making abilities and (ii) assessed the nature of the Company’s variable interests with a franchise entity in comparison to a franchisee’s variable interests to assess the significance of the financial support provided by the Company and therefore the risks and rewards of ownership held by Regis.

Related Parties and De Facto Agents

Paragraph 16 of FIN 46(R) addresses the concept of related parties and de facto agents. The Company concluded that its franchisees do not meet the definition of related parties as defined in SFAS 57, “Related Party Disclosures.” This assessment was straightforward, as the Company does not franchise locations to members of management or their immediate family members. Further, “de facto agent” relationships do not exist based on the following assessments.

•	Franchisees are able to, and nearly always, obtain third party “build out” financing from lending institutions. If Regis extends a financing offer, which is rare, it is done not because the franchisee is unable to finance the operations of the franchise entity without the financial support of Regis, but because of the ease of a franchisee entering into such a financial arrangement with its franchisor. The Company understands, based on its general knowledge of the franchisees’ net worth and the historical sales volumes generated by the franchisee at his or her existing salons, that a franchise entity has other avenues for obtaining financing and is not dependant on offers extended by Regis.

•	Regis requires all franchisees to evidence a minimum net worth at inception of a new franchise arrangement adequate to sustain the upfront costs associated with establishing a salon, which history demonstrates begins to positively cash flow within twelve months after opening. The Company does not loan amounts to a franchisee to acquire its interest in the franchised entity except for very rare cases.

•	Regis’ franchisees are not officers, employees or members of governing boards of the Company nor are company personnel managers, officers or members of the governing boards of the franchise entities.

•	The franchising of a location does not involve any arrangement where the Company’s variable interest(s) are transferred to a service provider or the like.

In conclusion, Regis’ franchisees and franchising activities do not involve related parties or “de facto agents” of Regis, as defined by FIN 46 (R). The “rare cases” noted above are further considered under the discussion below of the variable interests associated with note receivable arrangements.

Franchise Entity Activities and Decision Making Abilities

The Company believes that its franchise entities are independent businesses whose principle purpose is to provide a return to the franchisees. In return, Regis earns an initial franchisee fee, ongoing product sales revenue and an ongoing royalty. Regis also receives sublease income, but the amounts received generally do not generate a profit for the Company, as the sublease rentals normally equal the primary lease rentals (a few acquired subleases contain a 10 percent markup). Further, the franchise agreement clearly states that Regis provides no guarantee, express or implied, as to the revenues, profits or success of the franchise salon and that the business risks are largely dependent upon the business abilities and participation of the franchisee.

Further, the Company considered whether it has the direct or indirect ability to make decisions about a franchise entity’s activities through voting or similar rights. The Company’s consideration took into account the guidance provided by FSP FIN 46(R)-3, “Evaluating Whether as a Group the Holders of the Equity Investment at Risk Lack the Direct or Indirect Ability to Make Decisions about an Entity’s Activities through Voting Rights or Similar Rights under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities,” in order to determine whether the decision-making, permitted by the Company in its franchise arrangements, could result in one concluding that the activities of the franchise entity involve or are conducted on behalf of Regis. Because Regis’ standard franchising arrangement only provides it the typical rights to protect its brands and not the right to “run” the franchisee’s business, it is reasonable to conclude that the activities of the franchisees are not conducted on behalf of the Company.

Specifically, Regis does not control the day-to-day operations of its franchisees, including hiring and firing, establishing prices to charge for products and services, business hours and capital expenditure decisions. Regis’ standard franchise agreement does provide Regis the right to approve location, suppliers and the sale of a franchise. However, the FSP permits these and other rights in a franchising arrangement without it being considered to provide the franchisor a controlling financial interest.

The Company also considered whether it maintains the obligation to absorb the expected losses of the franchise entity or holds the right to receive the expected residual returns. Through the franchise agreement, Regis is not required to provide any additional capital contributions that may be necessary to cover operating short falls. Further, Regis is only entitled to future sublease income and royalty income from a standard franchisee arrangement. Regis may also receive revenue from selling hair care products to the franchisees although the franchisees can purchase approved products from other sources. The franchisee holds the residual rights to the increase in the fair value of the franchise entity through his or her residual interest in the entity. No put or call arrangements exist. However, upon default by the franchisee, Regis can commence operating a salon on that site, but is not obligated to assume the franchise entity’s existing financial obligations.

In summary, the Company believes that substantially all of the inputs, processes and output activities of a franchise entity are not conducted on its behalf. As such, the Company concluded that it does not have arrangements with its franchisees that would imply that the franchise entities’ activities are performed substantially on Regis’ behalf.

Financial Support and Variable Interests

As indicated above, the nature of Regis’ financial support provided to a franchise entity may consist of (i) ongoing royalty payments, (ii) at market sublease rentals, associated with plentiful lease space availability, (iii) note receivable arrangements (limited) and (iii) equipment lease guarantees (limited). Each of these variable interests was considered in determining whether a franchise entity was subject to the provisions of FIN 46(R).

Notes Receivable

Any variable interest entity’s liabilities may be variable interests because a decrease in the fair value of an entity’s assets could be so great that all of the liabilities would absorb that decrease. However, senior beneficial interests and senior debt instruments with fixed interest rates or other fixed returns normally would absorb little of the entity’s expected variability, and therefore, a holder of only the most senior interests of a variable interest entity likely would not be the primary beneficiary of that entity, unless the subordinated interests of the variable interest entity are not large enough to absorb the entity’s expected losses.

Regis’ very limited number of note receivable arrangements with its franchisees are generally with large franchisees who already own multiple salons. The arrangements are entered into to stimulate growth, not to sustain current operations. Regis rarely, if ever, funds current operating losses and the notes carry normal terms such that they do not provide Regis additional rights to “run” the franchisee’s business. The notes carry only a fixed rate of return and are collateralized by the franchisee’s business. The Company also obtains a personal guarantee from the franchisee on the outstanding note balance. As such, the Company does not believe its notes could result in it being deemed the primarily beneficiary.

During the course of the FIN 46(R) implementation and associated analysis, the Company identified certain arrangements with franchisees whereby the outstanding note receivable balance warranted further consideration given the significance of the note receivable balance. These limited cases are further discussed below under the “Nonstandard Arrangements” caption.

Royalties and Sublease Rentals

The royalty arrangement with the Company’s franchise entities is variable based on the actual sales of the franchisees. Further, Regis subleases the salons to the majority of its franchisees to discourage franchisees from simply leaving the system once they have established their walk-in customer base to their businesses. That is, the sublease arrangement exists only to create an economic disincentive to the franchisee from leaving the system by forcing them to “walk-away” from their existing leasehold improvements and walk-in customer base, if they were to leave the system. The sublease should be treated in a manner similar to how a debt instrument is treated since these are, in essence, financing arrangements. Because the actual activities and the resulting fair value of an entity may affect the collectability of both the royalty and sublease income, these arrangements were considered by the Company when determining whether the franchise entities were within the scope of FIN 46(R).

The Company believes its royalty and sublease arrangements are significantly senior to interests that contain residual return rights. The residual rights of return are held by the franchisees, as put and call arrangements do not exist. Furthermore, Regis requires its franchisees to have a certain amount of net worth to qualify to be a franchisee and that the franchisee must sign a guarantee committing his or her net worth to the franchise arrangement upon execution of the franchise agreement. When the Company acquires an existing franchisor, the upfront guarantees that Regis requires may not exist. However, sufficient residual value in each of the franchisees’ businesses will exist at the time of acquisition to support the notion that the Company’s variable interests are senior to the franchisees’ interests. This indicates that from a qualitative perspective a franchisee’s subordinated interest (i.e., equity, guarantee to Regis, and residual interest) would absorb the entity’s expected losses. This assessment also takes into account the fact that a newly formed franchisee has a relatively narrow range of variability of losses when compared to the equity and guarantee of the franchisee. Further, the sublease rentals are “at market” and in locations that have an abundance of availability; therefore, the fair value at inception of the lease would be zero.

Based on the discussion outlined above, the Company concluded that absent any other variable interests (e.g., Company held notes receivable from a franchisee or guarantees provided by Regis on behalf of the franchisee) that the royalty and sublease arrangements by themselves do not cause Regis to have provided more than half of the subordinated financial support.

Guarantees

Regis has a very limited number of guarantees that are generally with large franchisees who already own multiple salons. The guarantees were entered into to stimulate growth, not to sustain current operations. Further, the Company no longer enters into guarantees and to date has never had to make a payment as a result of the existing guarantees. The equipment leases guaranteed by Regis generally represent a small minority of each franchise entity’s fair value.

During the course of the FIN 46(R) implementation and associated analysis, the Company identified certain arrangements with franchisees whereby the outstanding guarantees warranted further consideration. These limited cases are further discussed below under the “Nonstandard Arrangements” caption.

Nonstandard Arrangements

As indicated above, in limited cases, the Company’s analysis indicated that further consideration of its financial support provided to certain franchise entities warranted further consideration. This additional consideration was driven by the existence of notes receivables and/or guarantees with certain franchisees.

In order to further assess these arrangements, an analysis was prepared as of June 30, 2004 for all franchise entities with outstanding debt to Regis or guarantees of over $100,000 (see appendix A). With the exception of two franchise entities, such arrangements with Regis represented substantially less than half of each franchise entity’s estimated fair value. Further, the notes receivable agreements contained normal terms and were personally guaranteed by the franchisees and collateralized by the franchise entity. Therefore, the Company concluded that these franchise entities are not within the scope of FIN 46(R) due to the scope exception provided in paragraph 4h.

The two franchise entities for which the financing provided by Regis exceeded 50 percent of the estimated fair value were comprised of a total of nine salons (as of June 30, 2004, Regis had a total of 10,162 salons, including 3,924 franchise salons). The operations of each of these franchise entities, both individually and in the aggregate, are clearly insignificant to Regis’ operations. Total revenues of these two franchise entities combined were less than 0.1 percent of Regis’ consolidated revenues.

As of September 30, 2004, only one franchise entity had a note receivable balance indicating that Regis’ financial support may be greater than 50 percent of the franchise entity’s estimated fair value. This demonstrates the fact that the financing provided to franchisees is truly to stimulate growth of successful franchisees rather than to fund operations; the value of the franchise entities under scrutiny continues to increase, as the amount of debt incurred by those entities decreases.

In addition to the insignificance of the operations of the nine salons in relation to Regis’ consolidated financial statements, Regis does not have the right to any of the franchise entities’ financial information other than revenues. Franchisees generally will not willingly share financial information with their franchisor, primarily in order to prevent a franchisor from increasing royalty rates based on salon profitability levels. Both of the franchise entities referred to in the paragraphs above were created before December 31, 2003. Therefore, regardless of their insignificance, the Company believes that the franchise entities would be excluded from the scope of FIN 46(R) under paragraph 7 since Regis has no legal right to obtain the necessary information, and the franchisees would not willingly share this information.

Finally, despite having provided the franchise entity financial support in the form of a note receivable and/or equipment lease guarantee that is greater than 50 percent of the estimated fair value of the franchise entity, the Company does not anticipate incurring a financial loss (i.e., absorb any expected variability) with regards to these franchisees. As such, given the relative insignificance of these arrangements (two franchisees totaling nine salons) when compared to the Company’s consolidated results, the inability to obtain financial information and the anticipated expectation that no financial loss will be absorbed by the Company, we concluded that it is reasonable with respect to these nine salons, to not further analyze the Company’s relationship with these entities to determine whether they need to be consolidated.

Franchise Stock Purchase Plan

Under the terms of Regis’ franchise stock purchase plan, eligible franchisees and their employees may, at their discretion, purchase Regis’ common stock. Regis contributes an amount equal to five percent of the purchase price of the stock to be purchased on the open market and pays all expenses of the plan and its administration, not to exceed an aggregate cumulative contribution of

$0.7 million. The Company believes that the franchise stock purchase plan does not create a variable interest, as it does not change with changes in the fair value of the franchise entity’s net assets. The franchise stock purchase plan is in essence a marketing incentive to encourage prospective franchisees to become a franchisee of the Company rather than a franchisee of a competitor of Regis.

Note 3 — Acquisitions, page 60

3.	You indicated that the majority of the purchase price of your acquisitions is accounted for as goodwill rather than identifiable intangible assets, which stems from the value associated with the walk-in customer base of the acquired hair salon brand. Explain to us how you determined that the value of the walk-in customer base should be allocated to goodwill rather than either the hair salon brand or the lease agreements that allow the salons to operate in the particular locations. Refer to SFAS 141, which states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights. Paragraph A14 of SFAS 141 lists trade names, brand names and lease agreements as intangible assets that meet the contractual legal criterion which require that they be recognized apart from goodwill. Also note the observation of the FASB Board in paragraphs B172 and B173.

Response

Regis has employed an active growth strategy for a number of years. Part of the strategy is to purchase small local or regional hair-care operations (limited number of salons, not geographically diverse and reside in small and plentiful, generic leased spaces), which Regis calls “profile stores.” Regis has developed a set of criteria that it considers for each potential acquisition, with the cash flow history of the acquisition candidate the most important factor. Choosing mature targets with good walk-in customer counts affords Regis the opportunity to benefit from local, walk-in traffic and the awareness by potential customers that hair care services are offered by the target business.

In September 2001, Regis commissioned a study of certain acquisitions of “profile stores” by an independent third party valuation expert, which was again corroborated in August 2003 and September 2004 by a second independent third party valuation expert. In this study, the consultant concluded that after an acquisition of a “profile store,” the inventory, fixed assets, and tangible leasehold improvements are generally all that remain of the target salon. Non-compete agreements could also exist, but trade names, customer related intangibles and know-how or technology are not generally acquired when a (chain of) profile store(s) are purchased. For larger regional, national or multinational acquisitions, which are less common due to the very fragmented nature of the hair care marketplace, (i.e., “non-profile store” acquisitions), the acquisition may hold trade names, trade marks, service marks and internet domain names (collectively referred to as “trade names”) that are acquired as part of the acquisition and must be valued at the date of acquisition receiving their corresponding allocation of purchase price.

The following further outlines our determination of value that is allocated to hair salon trade names, lease agreements and customer base:

Trade Names

Generally trade names have little meaning to hair salon consumers on a local or regional basis. In fact, generally there are four or more underlying variables considered by a possible customer prior to consideration of name, not only for locally or regionally based salons, but also for the limited nationally organized salon chains. Trade names have very limited bearing on a consumer’s decision as to where he or she will obtain hair care products and services within his or her residential district. Key competitive factors considered by consumers of hair salon services include personal relationships with individual stylists (driven by word of mouth referrals), service quality, price point competitiveness, and proximity to the consumers travel patterns.

When Regis acquires a salon or group of salons and maintains the existing local or regional name, the primary advantage or “value” acquired, if any, is the avoidance of the cost of re-branding (i.e., new physical signage that generally is valued within the acquired leasehold improvements and associated purchase price allocation) the salon. Generally, once the acquired salon requires a major remodel, in an average of 2 to 3 years subsequent to acquisition, the signage is replaced and the trade name changed to one of the Company’s regionally or nationally recognized names to reduce the cost of maintaining multiple brands. This change in the trade name has a negligible impact on the salon’s business.

With regards to the limited acquisitions having salons located nationally or multinationally, Regis currently utilizes an arms-length royalty rate, between 0.5% and 1.0%, to determine the amount assigned to the trade name. These estimated royalty rates are based on arms-length franchise agreements as well as industry studies. The Company developed these estimates through working with an independent third party valuation expert. This estimated royalty rate takes into consideration the fact that for even nationally recognized salon chains, the trade name does not mean much to the consumer.

The Company believes regionally or locally recognized trade names would exhibit a lower arms-length royalty rate, if any licensing value existed for the name in the first place. Such estimated royalty rates would approach zero. This is further supported by the fact that on average Regis re-brands 50 to 100 salons in any given year with little impact on the bottom line cash flow. However, the Company does assign a value in its purchase price allocation that primarily represents the cost avoided for its larger regional or locally recognized trade names acquired in a purchase business combination.

Lease Agreements

Paragraph 39 of SFAS 141 indicates that companies shall recognize “an asset apart from goodwill if it arises from contractual or other legal rights”. Real estate leases generally fall into this category, as further clarified in paragraph B173 of SFAS 141. One of the Company’s principle reasons to acquire a location is to enable it to obtain the right through a lease agreement to prime real estate that has an established walkup customer base. Generally, the acquired salons are in strip mall locations and have lease terms of three to five years with renewal options that adjust to market rental rates at the end of the initial term. Given the short-term nature of the leases that are acquired, the rentals in the leases are generally “at market” on the date of acquisition. Therefore, the allocation of the purchase price of the Company’s acquisitions generally does not result in an amount being allocated to “favorable lease terms.” However, the Company does assess each acquisition separately to determine whether favorable lease terms exist.

The Company has also considered the concept outlined in paragraph B173 of SFAS 141 when allocating the purchase price to acquired intangible assets. Paragraph B173 indicates that contractual obligations may “have value for reasons other than terms that are favorable relative to market prices.” Because the acquired right to the real estate location is a significant determinant of the success of each acquisition and therefore a source of value regardless of whether their lease rates are at market, the Company considers in each acquisition whether an amount should be allocated to acquired leases for the reasons outlined in paragraph B173 of SFAS 141.

Upon considering paragraph B173, the Company and its valuation experts concluded that value would exist in cases where the real estate is difficult to obtain. That is, one would be willing to pay an amount to obtain the right to a location with “at market” rentals in circumstances where the right to the real estate has “scarcity” in the market. Otherwise, incremental value for a market participant would not exist for the right to a real estate location. When considering this “scarcity” concept, the nature of the lease space, competition for such space and the overall real estate market were considered.

The majority of acquired salons are within strip malls located in urban, densely populated areas to target the mass-market consumer. Regis requires between 800 square feet and 1,200 square feet of space for a salon location, although the Company will rent up to 1,500 square feet in certain circumstances. Small retail space of this sort is quite abundant in strip malls in all geographies, and accounts for a large portion of existing and new retail space. The space Regis requires is also quite generic in configuration. Regis does not require any extraordinary tenant improvements or build outs. Regis’ sites are generally at the “relatively lower-cost end” of the real estate market.

Regis’ competition for a site is usually from similar salons including, but not limited to, Hair Cuttery, Great Clips, Sport Cuts, Fantastic Sam’s, and other discount hair salons. Such competitors will also place salons in the same geographic area such that many salons exist within these high-traffic areas. Quick service food establishments such as Starbucks, Subway and Panera Bread and other small businesses also compete for small retail sites. Real estate quality can be defined by a site’s traffic volume, visibility, accessibility and other site characteristics. Generally, strip malls depend on ease of access and high visibility for success. Consequently, most strip malls have these characteristics, and in a majority of these cases an abundance of suitable, homogenous sites exist in order to meet the many consumers demanding this type of real estate.

In terms of the real estate market itself, the commercial retail real estate market is very dynamic. According to a recent study by Reis.com, absorption rates were low in the first quarter of 2004 in the retail real estate market because of numerous bankruptcies that were filed in response to last year’s poor holiday season. Out of 61 metropolitan markets tracked by Reis.com, second quarter 2004 vacancies rose in 26 markets and absorption was negative in 17 markets. The strip mall market was expected to weaken for the rest of 2004, and development was expected to outpace absorption. Vacancies were expected to be approximately 7.3% by the end of 2004, which would be the highest vacancy rate since 1996. However, vacancy rates include big box space, which accounts for a large portion of the available square footage, skewing the vacancy rate results for smaller storefronts.

Based on our assessment of the nature of the lease space needed by Regis, competition for such space and the overall real estate market, the Company concluded that none of the purchase price currently needs to be allocated to the acquired leases because a lack of “scarcity” does not exist. That is, the acquired leases do not have the characteristics outlined in paragraph B173 of SFAS 141 that would result in assigning value to the acquired leases during the allocation of the purchase price to acquired intangibles.

Finally, Regis does not pay a premium for in-place salon leases. Regis acquires salons on the basis of cash flow and not on the basis of the real estate lease that is in place. As a market participant, Regis does not believe that in-place leases are worth any more than the cost to replace them (i.e., lease assemblage costs) when considering the nature of real estate sought by participants within this market segment. Further, management believes that other market participants would act in a similar manner; that is, they would offer sellers of salons no premium for an “at market” lease that the salon had in place other than what it would cost them to find and secure a suitable substitute site for each purchased salon because there are an abundance of suitable sites available for a market participant.

Based on the considerations outlined above, the Company concluded that its purchase price allocation should allocate an amount to acquired leases based on the Cost Approach, which represents the value associated with having the lease in place and not having to incur costs to locate a space and negotiate a lease agreement (i.e., lease assemblage value).

Customer Base

Any direct customer relationship acquired by the Company is between the stylist and the walk-in customer, not between the salon and the customer. The industry experiences near 40 percent turnover on an annual basis and turnover is generally higher at a salon immediately after acquisition. Further, the acquired entity generally maintains no customer lists and has a business model based on walk-in customers. As indicated by paragraph B165 of SFAS 141, the Company believes that the existing walk-in customer base is an intangible asset being acquired in its acquisitions. The walk-in customer base is the primary driver of the target’s cash flows, which drives the amount paid for the acquired entity. However, this intangible asset does not meet the criteria for recognition apart from goodwill and therefore is subsumed into goodwill. The Company discloses this fact in its financial statements because it believes this allows the user of the financial statements to understand that a significant component of goodwill being acquired in an acquisition results from the walk-in customer base.

Note 11 — Segment Information, page 72
4.	Explain to us how you determined that your franchise business and your company-owned salon business are not separate operating segments. Refer to paragraph 10 of SFAS 131 for guidance. If you have determined that they are separate operating segments and have aggregated them into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Response

On a regular basis, the Company carefully considers its compliance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” with specific attention given to the definition of an operating segment in paragraphs 10 through 15 of SFAS 131. As of June 30, 2004, Regis had two primary focuses when running its business, its North American operations and its international operations.

International Operations

The Company’s aggregated international operations represent approximately 11 percent of reported revenue. Based on the current internal organizational structure, our international operations consist primarily of company-owned salon operations in the United Kingdom and franchised operations within continental Europe. As the franchised operations were obtained through relatively recent acquisitions, they are currently receiving heightened scrutiny from our chief operating decision maker (CODM). Therefore, we have concluded that two operating segments currently exist within our international operations, both of which do not meet the quantitative thresholds outlined in paragraph 18 of SFAS 131. For financial reporting purposes, these operating segments have been combined in an “all other” category in accordance with paragraph 21 of SFAS 131 and have been presented as an “all other” reportable operating segment. Approximately 38 percent of our consolidated franchising activities are within this reportable “all other” operating segment.

North American Operations

The Company’s goal is to provide high quality, affordable hair care services and products to a wide range of mass-market customers that enable the Company to expand in a controlled manner. The Company believes that it has a simple business model that is primarily focused on standardized and consistent quality of service at either company-owned or franchise salons. The securing of real estate permits the Company to execute its organic growth strategy through a combination of new construction of company-owned and franchise salons. All franchised sites must be approved by the Company through its centralized real estate function and the Company generally subleases the real estate sites to its franchisees.

The Company provides its franchisees with a comprehensive system of business training, stylist education, site approval and lease negotiation, professional marketing, promotion and advertising programs, and other forms of support designed to help the franchisee build a successful business. Such services are provided through the support system offered by the centralized home office. This support system supports both company-owned salons and franchised salons, with no meaningful differentiation.

A key component of the definition of an operating segment under paragraph 10 of SFAS 131 is based on a company’s internal organizational structure. As indicated above, Regis’ internal organizational structure is designed in North America to support both company-owned salons and franchised salons. That is, the centralized real estate department, distribution centers, corporate development department, training department and other corporate headquarter functions support both company-owned salons and franchising operations. As such, these departmental costs are not separable between those costs relating to company-owned salons and those relating to franchised salons. Therefore, discrete financial information is not available for separate company-owned operations or franchise operations due to the shared support structure discussed above.

Additionally, Regis continually evaluates the structure and internal reporting of the Company and the impact it has on its operating and reportable operating segments. With the recent acquisitions of beauty schools and Hair Club for Men and Women, we are expanding our disclosure of reportable operating segments. As of December 31, 2004 we will have four reportable operating segments, which will include domestic salons, international salons, beauty schools and hair loss.

We would like to thank you for your timely suggestions. Our goal is to create financial statements which are as informative and transparent as possible to our current and potential shareholders, and we appreciate any opportunity to enhance our current disclosures. Please contact us with any questions or if there is any additional information that you need.

Sincerely,

/s/ Randy L. Pearce

Randy L. Pearce
Executive Vice President, Chief Financial and Administrative Officer

Appendix A

     The following table summarizes our analysis of all legal entities with debt or guarantees exceeding $100,000:

Regis Corporation
Franchise Entity FIN 46 Analysis
June 30, 2004

					Estimated Fair	Financing Exceeds
Franchise Entity	Franchisee	Debt with Regis	Guarantees	Total Financing	Value of Entity	50% of Fair Value?
819776 Ontario Ltd.	Robert & Yvonne Miller	307,040	—	307,040	4,351,369	NO
Cutaway Hair Care Corp.	John & Karen Thomas	118,829	—	118,829	2,326,392	NO
Supermiami, LLC	Kathryn Ecenbarger	191,045	592,591	783,636	3,482,293	NO
JBH Salons, Inc.	J. Brent Hanson	—	120,085	120,085	1,214,725	NO
Inglese Management Services, Inc.	Peter Inglese	100,331	—	100,331	1,131,933	NO
JMR Corporation of Maple Grove	Jill Ruone	—	113,448	113,448	1,005,817	NO
K & L Services, Inc.	Kevin & Liz McIllece	224,415	—	224,415	1,029,201	NO
Becky & Jim Dyer	Becky & Jim Dyer	433,035	—	433,035	1,421,589	NO
Honey Tree, Inc.	Susan Mroz	—	1,464,330	1,464,330	3,934,516	NO
1400594 Ontario Ltd.	Matthew Ward	974,610	—	974,610	2,633,426	NO
Sai Jung Dung, Sue Ann & Eric Dean	Sue Sai Jung Dung	—	126,828	126,828	330,000	NO
Heads Up Management, Inc.	Grant & Phyllis Givens*	150,000	—	150,000	251,065	YES
Seven Song Saloon	Gary Gapp	418,945	—	418,945	651,790	YES

		2,918,250	2,417,282	5,335,532

*	As of September 30, 2004, the estimated fair value of this entity exceeded 50% of the total financing.